Exhibit 99.2

B.O.S. BETTER ONLINE SOLUTIONS LTD.

20 FREIMAN STREET RISHON LEZION 7535825 ISRAEL

B.O.S. BETTER ONLINE SOLUTIONS LTD. ANNOUNCES FILING OF 2018 ANNUAL REPORT

RISHON LEZION, Israel, April 2, 2019 - B.O.S. Better Online Solutions Ltd. (the “Company”, “BOS”) (Nasdaq: BOSC), a leading Israeli integrator of RFID and Mobile solutions and a global provider of Supply Chain solutions to enterprises, announced that on April 1, 2019 it filed its annual report containing audited consolidated financial statements for the year ended December 31, 2018 with the U.S. Securities and Exchange Commission. The annual report is available on the Company’s website (http://www.boscorporate.com). Shareholders may receive a hard copy of the annual report free of charge upon request.

About BOS

B.O.S. Better Online Solutions Ltd. (BOSC) is a leading Israeli integrator of RFID and Mobile solutions and a global provider of Supply Chain solutions to enterprises. BOS’ RFID and Mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware and industry-specific software applications. The Company’s Supply Chain division provides electronic components consolidation services to the aerospace, defense, medical and telecommunications industries as well as to enterprise customers worldwide. For more information, please visit: www.boscorporate.com.

For more information:

Eyal Cohen

Co-CEO and CFO

+972-542525925